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April 4, 2025

VIA EDGAR AND ELECTRONIC MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

Attn: David Plattner & Shane Callaghan

Re:	Opus Genetics, Inc. (the “Company”) PREC14A Filed March 21, 2025 Filed by Mina Sooch et al. File No. 001-34079

Dear Messrs. Plattner and Callaghan:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated March 28, 2025 (the “Staff Letter”), with regard to the above-referenced matter. We have reviewed the Staff Letter with Mina Sooch and the other participants in her solicitation (collectively, the “Restore Value Slate”) and provide the following responses on the Restore Value Slate’s behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

General

1.	On the preliminary proxy card and on pages 3 and 32, you indicate that the proxy card will be voted based on the Restore Value Slate’s recommendations if the proxy card is properly executed and delivered, but does not specify voting instructions. Please revise to clarify whether you are describing an entirely unmarked, but signed proxy card, or one that is signed and marked as to other matters but not marked as to the particular proposal addressed in your disclosure.

The Restore Value Slate acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

2.	We note the following disclosure, which appears both on page 3 and page 37: "IMPORTANTLY, IF YOU MARK MORE THAN NINE (9) 'FOR' AND/OR 'WITHHOLD' BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID." It is our understanding that only "FOR" votes are relevant when it comes to the possibility of invalidation. Please revise accordingly, or otherwise advise. In this regard, see the Company's disclosure on "over-votes," which appears on page 9 of the Company's preliminary proxy statement, as well as the related instruction on your own preliminary proxy card, which also suggests that only "FOR" votes are relevant.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

April 4, 2025

The Restore Value Slate acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

Background to Solicitation, page 6

3.	We note your statement on page 16 that the Board has “failed to articulate” the “full commercial potential” of the Viatris license agreement for Ryzumvi despite “industry valuations by analysts and similarly situated competitors with a sole-focus on presbyopia, suggesting it could be worth hundreds of millions of dollars.” Please revise to provide further support for the valuations referenced here, including the identities of the analysts and “similarly situated competitors” mentioned.

The Restore Value Slate acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

4.	We note your statement on page 17 that APX3330 is a “promising late-stage asset.” Please revise to provide further support for this statement and to reflect, if true, that APX3330 failed to meet its primary endpoint during its ZETA-1 Phase 2 clinical trial for diabetic retinopathy and that it has not been approved for Phase 3 clinical trials at this time.

The Restore Value Slate acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

Reasons for the Solicitation, page 10

5.	We note the following statement on page 15: “[T]he Board expanded the C-suite from three to seven named executive officers, dramatically increasing overhead without a clear corresponding benefit to stockholders.” We also note the reference to “two additional Named Executive Officers (SVP of Corporate Development and SVP of Finance)” on page 19. Please revise to clarify that you are referring to the Company’s “executive officers,” as defined in Rule 3b-7, and not its “named executive officers,” as defined in Item 402 of Regulation S-K, or otherwise advise.

The Restore Value Slate acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

Proposal One, page 24

6.	Please revise this section to include Mr. Weber's present principal occupation and a description of his business experience over the past five years. See Items 5(b)(1)(ii) and 7(b) of Schedule 14A and Item 401(e)(1) of Regulation S-K.

The Restore Value Slate acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

Proposal Two, page 33

7.	We note that disclosure in this section indicates that "WE MAKE NO RECOMMENDATION WITH RESPECT TO THIS PROPOSAL," whereas the proxy card indicates that the Restore Value Slate "RECOMMENDS YOU VOTE 'FOR' PROPOSAL 2." Please revise to clarify whether you are making a recommendation on Proposal 2.

April 4, 2025

The Restore Value Slate acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

Votes Required for Approval, page 40

8.	We note the disclosure in this section indicates that "[b]roker discretionary voting is permitted" on Proposal 2. Please revise to clarify that broker discretionary voting is not permitted if a stockholder receives proxy materials from the Restore Value Slate and the Company.

The Restore Value Slate acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

Solicitation of Proxies, page 42

9.	We note the following statement on page 42: “Solicitations may be made by certain of the respective directors, officers, members and employees of Ms. Sooch…….” Since Ms. Sooch is a natural person, please revise to clarify the potential solicitors being referenced in this statement.

The Restore Value Slate acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

10.	According to this section, the entire expense of soliciting proxies is being borne by Ms. Sooch. However, the description of the Group Agreement on page 27 indicates that the Participants have agreed to “share all expenses incurred in connection with the Participant’s activities.” Please revise to clarify whether any Participants other than Ms. Sooch are bearing the cost of the solicitation. See Item 4(b)(5) of Schedule 14A.

The Restore Value Slate acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

*     *     *     *     *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Andrew M. Freedman

Andrew M. Freedman